ALUMINUM CORPORATION OF CHINA LIMITED

July 13, 2016

VIA EDGAR

Mr. Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ladies and Gentlemen,

Aluminum Corporation of China Limited Form 20-F
for the Year Ended December 31, 2015 Filed April 15, 2016

Aluminum Corporation of China Limited (the "**Company**" or "**we**") refers to the comments of the Staff of the U.S. Securities and Exchange Commission (the "**SEC**" or the "**Commission**") dated July 11, 2016 on its Annual Report on Form 20-F. We are in the process of preparing our response to the Commission's comments. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date to August 8, 2016.

Thank you in advance for your consideration. We look forward to receiving your written confirmation of the extension.

Yours sincerely,

/S/ ZHANG Zhankui

ZHANG Zhankui, Chief Financial Officer

Aluminum Corporation of China Limited